SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐  *

*	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) John T. Ryan III
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) 00
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 1,788,337 8) Shared Voting Power 4,391,157 9) Sole Dispositive Power 1,788,337 10) Shared Dispositive Power 4,391,157

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,179,494
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 15.0%
14)	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a)	Name of Person Filing:	John T. Ryan III

(b)	Residence or Business Address:	Mine Safety Appliances Company P.O. Box 426 Pittsburgh, PA 15230

(c)	Present Principal Occupation:	Chairman and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

See Items 7 through 11 and 13 of the cover page.

On June 24, 2004, the undersigned, individually and as one of the Trustees for the Company’s Non-Contributory Pension Plan for Employees (“Plan”), entered into an Underwriting Agreement providing for the sale at a price of $29.00 per share of 2,068,674 shares of Common Stock held by the Plan, 217,964 shares of Common Stock held by the undersigned individually and 23,000 shares of Common Stock held by Lynn Haven Associates, L.P., a limited partnership of which the undersigned and his spouse are the general partners.

The Underwriting Agreement also grants to the underwriters an option to purchase from the Plan up to an additional 394,826 shares to cover over-allotments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

An Exhibit Index follows the Signature Page.

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
John T. Ryan III

By:	Douglas K. McClaine
Attorney-in Fact

Date: June 25, 2004

Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing
1	Underwriting Agreement dated as of June 24, 2004, incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-3 No. 333-114533.

Page 5 of 5 Pages